                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C



                             ____________________

                                    FORM 8-B


                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                                MAIL-WELL, INC.
                                ---------------
             (Exact Name of Registrant as Specified in Its Charter)


                Colorado                        84-1250533
                --------                        ----------
(State or Other Jurisdiction of       (IRS Employer Identification No.)
Incorporation or Organization)


23 Inverness Way East, Suite 160 Englewood, Colorado             80112
----------------------------------------------------             -----
     (Address of Principal Executive Offices)                  (Zip Code)



       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                       Name of Each Exchange on Which
       to be so Registered                       Each Class is to be Registered
       -------------------                       ------------------------------

 Common Stock, $0.01 par value per share         The New York  Stock Exchange



       Securities to be registered pursuant to Section 12(g) of the Act:

                                     N.A.
                                     ----
                               (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1    GENERAL INFORMATION

          Mail-Well, Inc., a Colorado corporation (the "Registrant"), was incorporated in Colorado on May 1, 1997, as Mail-Well of Colorado, Inc., a wholly-owned subsidiary of Mail-Well, Inc., a Delaware corporation (the "Predecessor Corporation"). Registrant's fiscal year ends December 31.

ITEM 2    TRANSACTION OF SUCCESSION

          The Predecessor Corporation previously had its common stock registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

          The Registrant became successor to the Predecessor Corporation upon the merger of the Predecessor Corporation with and into the Registrant effective May 30, 1997 (the "Merger"). The purpose of the Merger was to reincorporate in Colorado. The Merger was effected by the Registrant by means of the Colorado "short-form" merger statute and was approved by the Board of Directors pursuant to the Colorado Business Corporation Act. The Merger was effected by the Predecessor Corporation pursuant to shareholder approval which was received at the Predecessor Corporation's regular annual meeting held on April 7, 1997. Under the terms of the Merger, each share of the Predecessor Corporation was exchanged for an equal number of shares of the Registrant and all existing options to acquire the shares of the Predecessor Corporation were converted into options to acquire a like number of shares of the Registrant. In addition, in connection with the Merger the Board of Directors of the Predecessor Corporation became the Board of Directors of the Registrant and each executive officer and employee of the Predecessor Corporation became an executive officer or employee of the Registrant. In addition, as described below in Item 3, the Registrant has been authorized to issue 15,000,000 additional shares than the Predecessor Corporation.

ITEM 3    SECURITIES TO BE REGISTERED

          There are currently 30,000,000 shares of the Registrant's common stock, $0.01 par value (the "Common Stock"), authorized with approximately 12,644,357 shares issued and outstanding and 428,468 shares held as treasury stock. Pursuant to a 3-for-2 stock split declared by the Board of Directors, there will be, effective June 2, 1997, approximately 18,966, 535 shares outstanding, and 642,702 shares held in treasury.

ITEM 4    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          The Registrant's Articles of Incorporation authorize an aggregate of 30,000,000 shares of Common Stock. Except as described below with respect to certain significant shareholders, holders of Common Stock are entitled to one vote for each share on all matters on which shareholders are entitled to vote, including election of directors. The Articles do not provide for cumulative voting or preemptive, subscription, redemption or conversion rights.

          Dividends may be paid to shareholders when, as and if declared by the Board of Directors out of funds legally available for such purpose. The declaration and payment of dividends is restricted under the terms of the Company's guarantees of certain indebtedness of its subsidiaries.

          In the event of the dissolution or winding up of the Company, after payment or provision for payment of debts and other liabilities of the Company, the holders of Common Stock will be entitled to receive pro rata all remaining assets of the Company.

          Under the provisions of Article XII of the Articles of Incorporation, a holder of 15% or more of the Common Stock may not vote such shares in favor of certain transactions, e.g. merger, consolidation, plan of exchange or sale of substantially all of the Company's assets, with such shareholder or any party related to such shareholder for a period of three years following acquisition of the Common Stock without the approval of the Board of Directors and two-thirds of the other shareholders. This provision does not apply if such shareholder acquires at least 85% of the Common Stock in the same transaction resulting in such shareholder acquiring 15%, or if such transaction is approved by the Board of Directors prior to such shareholder's acquisition of 15% of the Common Stock.

ITEM 5    FINANCIAL STATEMENTS AND EXHIBITS

          (a) Financial Statements. The financial statements of the Registrant are substantially similar to those of the Predecessor Corporation which were filed with the Predecessor Corporation's annual report on Form 10-K with the Commission.

          (b) Exhibits. The following exhibits are attached hereto or incorporated by reference herein:

                  (1) Agreement and Plan of Merger by and between the Registrant and the Predecessor Corporation dated as of May 7, 1997.*

                  (2) The definitive Proxy Statement mailed to shareholders of the Predecessor Corporation on or about April 4, 1997 in connection with the regular annual meeting held on May 7, 1997, at which the Merger was approved; previously filed with the Commission on such date and incorporated herein by this reference.

                  (3) The following other exhibits required in connection with this Statement and Form 10, numbered according to Item 601(b) of Regulation S-K:

Exhibit
Number                                   Description of Exhibit
------                                   ----------------------

3(i)(a)*                  Articles of Incorporation of the Registrant.
3(i)(b)*                  Form of Articles of Merger dated May 21, 1997 between
                          Registrant and the Predecessor Corporation.
3(ii)                     Bylaws of the Registrant - incorporated by reference
                          from Exhibit 3.4 of the Predecessor Corporation's
                          Registration Statement on Form S-1 dated September 21,
                          1995.
4.1*                      Form of temporary Certificate representing the Common
                          Stock, par value $0.01 per share, of the Registrant.
4.2                       Indenture dated February 24, 1994 by and between the
                          Predecessor Corporation and Shawmut Bank, National
                          Association, as Trustee, with respect to the $39,500,000 in aggregate principal amount of Original
                          Senior Deferred Coupon Notes and Exchange Senior
                          Deferred Coupon Notes due 2006, including the form of Deferred Coupon Note -incorporated by reference from
                          Exhibit 4.2 of the Predecessor Corporation's
                          Registration Statement on Form S-1 dated March 25,
                          1994.
4.3                       Indenture dated as of February 24, 1994 by and between
                          M-W Corp. and Shawmut Bank, National Association, as
                          Trustee, with respect to the 10-1/2% Original Senior
                          Subordinated Notes and the 10-1/2% Exchange Senior
                          Subordinated Notes due 2004, including the form of Note and the guarantees of the Predecessor
                          Corporation, Wisco and Pavey - incorporated by reference from

                          Exhibit 4.3 of the Predecessor Corporation's
                          Registration Statement on Form S-1 dated March 25,
                          1994.
4.3.1 Supplemental Indenture dated July 31, 1995 to the Indenture identified in Exhibit 4.3 - incorporated by reference from Exhibit 4.4.1 of the Predecessor Corporation's Registration Statement on Form S-1 dated September 21, 1995.
4.3.2 Form of Second Supplemental Indenture to the Indenture identified in Exhibit 4.3 -incorporated by reference from Exhibit 4.4.2 of the Predecessor Corporation's Registration Statement on Form S-1 dated September 21, 1995.
10.1 Tax Sharing Agreement dated February 24, 1994 among the Predecessor Corporation, M-W Corp., Wisco and Pavey - incorporated by reference from Exhibit 10.15 of the Predecessor Corporation's Registration Statement on Form S-1 dated March 25, 1994.
10.2 General Indemnity Agreement between M-W Corp. and Amwest Surety Insurance Company together with form of Letter of Credit- incorporated by reference from
                          Exhibit 10.16 of the Predecessor Corporation's Registration Statement on Form S-1 dated March 25, 1994.
10.3 Form of Indemnity Agreement between the Predecessor Corporation and each of its officers and directors - incorporated by reference from Exhibit 10.17 of the Predecessor Corporation's Registration Statement on Form S-1 dated March 25, 1994.
10.4 Form of Indemnity Agreement between M-W Corp. and each of its officers and directors - incorporated by reference from Exhibit 10.18 of the Predecessor Corporation's Registration Statement on Form S-1 dated March 25, 1994.
10.5 Form of M-W Corp. Employee Stock Ownership Plan effective as of February 23, 1994 and related Employee Stock Ownership Plan Trust Agreement - incorporated by reference from Exhibit 10.19 of the Predecessor Corporation's Registration Statement on Form S-1 dated March 25, 1994.
10.6 Form of M-W Corp. 401(k) Savings Retirement Plan - incorporated by reference from Exhibit 10.20 of the Predecessor Corporation's Registration Statement on Form S-1 dated March 25, 1994.
10.7 The Predecessor Corporation's 1994 Stock Option Plan, as amended - incorporated by reference from Exhibit
                          10.15 of the Predecessor Corporation's Registration Statement on Form S-1 dated September 21, 1995.
10.8 Form of the Predecessor Corporation's Incentive Stock Option Agreement - incorporated by reference from
                          Exhibit 10.22 of the Predecessor Corporation's Registration Statement on Form S-1 dated March 25, 1994.
10.9 Form of the Predecessor Corporation Nonqualified Stock Option Agreement - incorporated by from Exhibit 10.23 of the Predecessor Corporation's Registration Statement on Form S-1 dated March 25, 1994.
10.10 Asset Purchase Agreement dated October 31, 1994 by and between American and M-W Corp., as amended - incorporated by reference from Exhibit 10.30 of the Predecessor Corporation's Registration Statement on Form S-1 dated May 9, 1995.
10.11 Transition Services Agreement dated December 19, 1994 by and among CC Industries or American and M-W Corp. - incorporated by reference from Exhibit 10.31 of the Predecessor Corporation's Registration Statement on Form S-1 dated May 9, 1995.

10.12 Guaranty dated December 19, 1994, executed by CC Industries in favor of M-W Corp. - incorporated by reference from Exhibit 10.33 of the Predecessor Corporation's Registration Statement on Form S-1 dated May 9, 1995.
10.13 Commitment Letter dated December 19, 1994, from Henry Crown & Predecessor Corporation to M-W Corp. - incorporated by reference from Exhibit 10.34 of the Predecessor Corporation's Registration Statement on Form S-1 dated May 9, 1995.
10.14 Share Purchase Agreement dated July 20, 1995, by and among the shareholders of Supremex, 3159051 Canada Inc. and Schroder Investment Canada Limited and Schroder Venture Managers (North America) Inc. - incorporated by reference from Exhibit 10.25 of the Predecessor Corporation's Registration Statement on Form S-1 dated September 21, 1995.
10.15 Indemnification Escrow Agent dated July 31, 1995, by and among 3159051 Canada Inc., Royal Trust Predecessor Corporation of Canada and Schroder Investment Canada Limited and Schroder Venture Mangers (North America) Inc. - incorporated by reference from Exhibit 10.26 of the Predecessor Corporation's Registration Statement on Form S-1 dated September 21, 1995.
10.16 Guaranty dated July 31, 1995, executed by M-W Corp. in favor of Schroder Investment Canada Limited and Schroder Venture Mangers (North America) Inc., as Agents - incorporated by reference from Exhibit 10.27 of the Predecessor Corporation's Registration Statement on Form S-1 dated September 21, 1995.
10.17 Securities Purchase Agreement dated as of August 2, 1995, as amended, by and among GAC Acquisition Predecessor Corporation, Inc., GAC and the securityholders of GAC and McCown De Leeuw & Co., as Agents - incorporated by reference from Exhibit 10.28 of the Predecessor Corporation's Registration Statement on Form S-1 dated September 21, 1995.
10.18 Escrow Agreement dated as of August 2, 1995, by and among GAC Acquisition Predecessor Corporation, Inc., GAC and securityholders of GAC and McCown De Leeuw & Co., as Agents -incorporated by reference from Exhibit
                          10.29 of the Predecessor Corporation's Registration Statement on Form S-1 dated September 21, 1995.
10.19 Guaranty dated as of August 2, 1995, by M-W Corp. in favor of McCown De Leeuw & Co., as Agents - incorporated by reference from Exhibit 10.30 of the Predecessor Corporation's Registration Statement on Form S-1 dated September 21, 1995.
10.20 Second Amendment to Second Amended and Restated Credit Agreement - incorporated by reference from Exhibit
                          10.31 of the Predecessor Corporation's Form 10-Q dated March 31, 1996.
10.21 Asset Purchase Agreement dated April 26, 1996 by and between Quality Park Products, Inc. and Mail-Well I Corporation -incorporated by reference from Exhibit 1 of the Predecessor Corporation's Form 8-K dated May 2, 1996.
10.22 Acquisition Agreement and Plan of Share Exchange by and among Graphic Arts Center, Inc. and Shepard Poorman Communications Corporation dated November 6, 1996 - incorporated by reference from exhibit 10.33 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.23 Amendment No. 1 to Acquisition Agreement and Plan of Share Exchange by and among Graphic Arts Center, Inc. and Shepard Poorman Communications Corporation dated November 6, 1996-incorporated by reference from exhibit

                          10.34 of the Predecessor Corporation's Form
                          10-K for the year ended December 31, 1996.
10.24 Asset Purchase Agreement dated as of October 15, 1996 by and between Supremex, Inc. and PNG Products, Inc. Pac National Group and PNG Envelope Internationale, Inc- incorporated by reference from exhibit 10.35 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.25 Master Lease Agreement dated as of August 1, 1996 between General Electric Capital Corporation and Mail-Well, Inc., Mail-Well I Corporation, Graphic Arts Center, Inc., Mail-Well West, Pavey Envelope and Tag Corp., Wisco II, L.L.C and Wisco Envelope Corp-incorporated by reference from exhibit 10.36 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.26 Third Amended and Restated Credit Agreement dated as of November 15, 1996, executed by Mail-Well I Corporation, as Borrower, and Wisco Envelope Corp., Pavey Envelope and Tag Corp., Mail-Well West, Inc., Wisco II, L.L.C., Mail-Well Canada Holdings, Inc., Graphic Arts Center, Inc. and Wisco III, L.L.C., as Guarantors, in favor of Banque Paribas, as Agent, and the Lenders named herein -incorporated by reference from exhibit 10.37 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.27 Amended and Restated Credit Agreement dated as of November 15, 1996, executed by Supremex, Inc., as borrower, and Mail-Well I Corporation and Innova Envelope, Inc., as Guarantors, in favor of Banque Paribas, as Agent, and the Lenders named herein - incorporated by reference from exhibit 10.38 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.28 Purchase and Contribution Agreement dated as of November 15, 1996 between Mail-Well I Corporation, Wisco Envelope Corp., Pavey Envelope and Tag Corp., Mail-Well West, Inc., Graphic Arts Center, Inc., Wisco III, L.L.C., Supremex, Inc., Innova Envelope, Inc., as Sellers, and Mail-Well Trade Receivables Corp., as Purchaser - incorporated by reference from exhibit
                          10.39 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.29 Mail-Well Receivables Master Trust Pooling and Servicing Agreement dated as of November 15, 199 by and between Mail-Well Trade Receivables Corporation, Seller, Mail-Well I Corporation, Servicer, and Norwest Bank Colorado, National Association, Trustee - incorporated by reference from exhibit 10.40 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.30 Series 1996-1 Supplement dated as of November 15, 1996 to Pooling and Servicing Agreement, dated as of November 15, 1996, by and between Mail-Well Trade Receivables Corporation, Seller, Mail-Well I Corporation, Servicer, and Norwest Bank Colorado, National Association, as Trustee on behalf of the Series 1996-1 Certificateholders - incorporated by reference from exhibit 10.41 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.31 Series 1996-1 Certificate Purchase Agreement dated as of November 15, 1996 among Mail-Well Trade Receivables Corporation, as Seller, Corporate Receivables Corporation, as Purchaser, Norwest Bank Colorado, National Association, as Trustee, and Mail-Well I Corporation, as Servicer- incorporated by reference from exhibit 10.42 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.

10.32 Intercreditor Agreement dated as of November 15, 1996 by and among Citicorp North America, Inc., as Securitization Predecessor Corporation Agent, Banque Paribas, New York Branch, as Liquidity Agent, Banque Paribas, as Credit Lenders' Agent, Norwest Bank Colorado, National Association, as Trustee, Mail-Well Trade Receivables Corporation, as Servicer, originator and Mail-Well Credit Borrower, Supremex, Inc., as the Supremex Credit Borrower and the other parties hereto -incorporated by reference from exhibit 10.43 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996 .
10.33 Series 1996-1 Asset Purchase Agreement among Corporate Receivables Corporation, the Liquidity Providers Parties hereto, Citicorp North America, Inc., as Securitization Predecessor Corporation Agent, Banque Paribas, New York Branch, as Liquidity Agent, and Norwest Bank Colorado, National Association, as trustee, dated as of November 15, 1996 - incorporated by reference from exhibit 10.44 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.34 Participation Agreement dated as of November 15, 1996 among Mail-Well I Corporation, as Lessee and Guarantor, Certain Subsidiaries of Mail-Well I Corporation, as Subsidiary Guarantors, Paribas Properties, Inc., as Lessor, Various Financial Institutions Identified herein, as Equity Lenders, Various Financial Institutions Identified herein, as Financing Lenders and Banque Paribas, as Agent for the Financing Lenders and Equity Lenders - incorporated by reference from exhibit 10.45 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.35 Loan Agreement dated as of November 15, 1996 among Paribas Properties, Inc., as Lessor, Various Financial Institutions Identified herein, as Financing Lenders, Various Financial Institutions Identified herein, as Equity Lenders, and Banque Paribas, as Agent for the Lenders - incorporated by reference from exhibit 10.46 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.36 Master Equipment Lease and Security Agreement dated November 15, 1996 between Mail-Well I Corporation, as the Lessee or Debtor and Paribas Properties, Inc., as the Lessor or Secured Party -incorporated by reference from exhibit 10.47 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.37 Security Agreement (Second and Subordinated Security Interest) made and entered into by Paribas Properties, Inc. and Mail-Well I Corporation, as Debtors, and Banque Paribas, as Agent for Secured Party date November 15, 1996 - incorporated by reference from exhibit 10.48 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.38 Appendix A to Participation Agreement, Master Lease, and Loan Agreement - incorporated by reference from exhibit 10.49 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.39 Lease Facility Guaranty dated as of November 15, 1996 made by Mail-Well I Corporation, Mail-Well, Inc. and certain of their Subsidiaries, as Guarantors, in favor of Various Financial Institutions, as the Lenders, and Banque Paribas, as Agent for the Lenders - incorporated by reference from exhibit 10.50 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.40 Assignment of Lease and rent dated as of November 15, 1996 from Paribas Properties, Inc., as Assignor to Banque Paribas, as Agent for the Lenders, as

                          Assignee -incorporated by reference from exhibit 10.51 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.41 Security Agreement (First and Prior Security Interest) made and entered into by Paribas Properties, Inc. and Mail-Well I Corporation, as Debtors, and Banque Paribas, as Agent for Secured Party dated November 15, 1996 - incorporated by reference from exhibit 10.52 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.42 Bill of Sale and Assignment of Equipment made and entered into on this 15th day of November, 1996 by Mail-Well I Corporation to and for the benefit of Paribas Properties, Inc. -incorporated by reference from exhibit 10.53 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
10.43 The Predecessor Corporation's 1997 Non-Qualified Stock Option Plan, incorporated by reference from the Predecessor Corporation's Form 10-Q for the period ended March 31, 1997.
10.44 Form of the Predecessor Corporation's 1997 Non-Qualified Stock Option Agreement, incorporated by reference from the Predecessor Corporation's Form 10-Q for the period ended March 31, 1997.

_____________
*  Filed herewith.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              MAIL-WELL, INC.
                              (Registrant)


                              By   /s/  PAUL V. REILLY
                                   --------------------------------------
                                   Paul V. Reilly, Senior Vice President,
                                   and Chief Financial Officer


May 21, 1997

                                 EXHIBIT INDEX
                                 -------------

                                                                                                 Sequentially
Exhibit                                                                                            Numbered
Number        Description of Exhibit                                                                Pages
------        ----------------------                                                             ------------
Item 5(b)(1)  Agreement and Plan of Merger by and between the Registrant and the
              Predecessor Corporation dated as of May 7, 1997.

3(i)(a)       Articles of Incorporation of the Registrant.

3(i)(b) Form of Articles of Merger dated May 21, 1997 between Registrant and the Predecessor Corporation.

3(ii)         Bylaws of the Registrant - incorporated by reference from Exhibit 3.4 of the Predecessor Corporation's Registration Statement on Form S-1 dated
              September 21, 1995.

4.1           Form of temporary Certificate representing the Common Stock, par value
              $0.01 per share, of the Registrant.

4.2           Indenture dated February 24, 1994 by and between the Predecessor
              Corporation and Shawmut Bank, National Association, as Trustee, with respect to the $39,500,000 in aggregate principal amount of Original
              Senior Deferred Coupon Notes and Exchange Senior Deferred Coupon Notes
              due 2006, including the form of Deferred Coupon Note - incorporated by reference from Exhibit 4.2 of the Predecessor Corporation's
              Registration Statement on Form S-1 dated March 25, 1994.

4.3           Indenture dated as of February 24, 1994 by and between M-W Corp. and
              Shawmut Bank, National Association, as Trustee, with respect to the
              10-1/2% Original Senior Subordinated Notes and the 10-1/2% Exchange
              Senior Subordinated Notes due 2004, including the form of Note and the guarantees of the Predecessor Corporation, Wisco and Pavey -
              incorporated by reference from Exhibit 4.3 of the Predecessor
              Corporation's Registration Statement on Form S-1 dated March 25, 1994.

4.3.1         Supplemental Indenture dated July 31, 1995 to the Indenture identified in
              Exhibit 4.3 -  incorporated by reference from Exhibit 4.4.1 of the
              Predecessor Corporation's Registration Statement on Form S-1 dated
              September 21, 1995.

4.3.2         Form of Second Supplemental Indenture to the Indenture identified in
              Exhibit 4.3 -incorporated by reference from Exhibit 4.4.2 of the Predecessor Corporation's Registration Statement on Form S-1 dated
              September 21, 1995.

10.1          Tax Sharing Agreement dated February 24, 1994 among the Predecessor
              Corporation, M-W Corp., Wisco and Pavey - incorporated by reference from Exhibit 10.15 of the Predecessor Corporation's Registration
              Statement on Form S-1 dated March 25, 1994.

10.2          General Indemnity Agreement between M-W Corp. and Amwest Surety Insurance
              Company together with form of Letter of Credit - incorporated by reference from Exhibit 10.16 of the Predecessor Corporation's
              Registration Statement on Form S-1 dated March 25, 1994.

                                                                                                 Sequentially
Exhibit                                                                                            Numbered
Number        Description of Exhibit                                                                Pages
------        ----------------------                                                             ------------
10.3          Form of Indemnity Agreement between the Predecessor Corporation and each of its officers and directors - incorporated by reference from Exhibit
              10.17 of the Predecessor Corporation's Registration Statement on Form
              S-1 dated March 25, 1994.

10.4          Form of Indemnity Agreement between M-W Corp. and each of its officers and directors - incorporated by reference from Exhibit 10.18 of the
              Predecessor Corporation's Registration Statement on Form S-1 dated
              March 25, 1994.

10.5          Form of M-W Corp. Employee Stock Ownership Plan effective as of February
              23, 1994 and related Employee Stock Ownership Plan Trust Agreement -
              incorporated by reference from Exhibit 10.19 of the Predecessor
              Corporation's Registration Statement on Form S-1 dated March 25, 1994.

10.6 Form of M-W Corp. 401(k) Savings Retirement Plan - incorporated by reference from Exhibit 10.20 of the Predecessor Corporation's
              Registration Statement on Form S-1 dated March 25, 1994.

10.7 The Predecessor Corporation's 1994 Stock Option Plan, as amended - incorporated by reference from Exhibit 10.15 of the Predecessor
              Corporation's Registration Statement on Form S-1 dated September 21,
              1995.

10.8          Form of the Predecessor Corporation's Incentive Stock Option Agreement -
              incorporated by reference from Exhibit 10.22 of the Predecessor
              Corporation's Registration Statement on Form S-1 dated March 25, 1994.

10.9          Form of the Predecessor Corporation Nonqualified Stock Option Agreement -
              incorporated by from Exhibit 10.23 of the Predecessor Corporation's
              Registration Statement on Form S-1 dated March 25, 1994.

10.10         Asset Purchase Agreement dated October 31, 1994 by and between American and M-W Corp., as amended - incorporated by reference from Exhibit
              10.30 of the Predecessor Corporation's Registration Statement on Form
              S-1 dated May 9, 1995.

10.11         Transition Services Agreement dated December 19, 1994 by and among CC
              Industries or American and M-W Corp. - incorporated by reference from
              Exhibit 10.31 of the Predecessor Corporation's Registration Statement
              on Form S-1 dated May 9, 1995.

10.12         Guaranty dated December 19, 1994, executed by CC Industries in favor of
              M-W Corp. - incorporated by reference from Exhibit 10.33 of the
              Predecessor Corporation's Registration Statement on Form S-1 dated May
              9, 1995.

10.13         Commitment Letter dated December 19, 1994, from Henry Crown & Predecessor
              Corporation to M-W Corp. - incorporated by reference from Exhibit
              10.34 of the Predecessor Corporation's Registration Statement on Form
              S-1 dated May 9, 1995.
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10.14         Share Purchase Agreement dated July 20, 1995, by and among the shareholders of Supremex, 3159051 Canada Inc. and Schroder Investment
              Canada Limited and Schroder Venture Managers (North America) Inc. -
              incorporated by reference from Exhibit 10.25 of the Predecessor
              Corporation's Registration Statement on Form S-1 dated September 21,
              1995.

10.15         Indemnification Escrow Agent dated July 31, 1995, by and among 3159051
              Canada Inc., Royal Trust Predecessor Corporation of Canada and
              Schroder Investment Canada Limited and Schroder Venture Mangers (North
              America) Inc. - incorporated by reference from Exhibit 10.26 of the
              Predecessor Corporation's Registration Statement on Form S-1 dated
              September 21, 1995.

10.16         Guaranty dated July 31, 1995, executed by M-W Corp. in favor of Schroder
              Investment Canada Limited and Schroder Venture Mangers (North America)
              Inc., as Agents - incorporated by reference from Exhibit 10.27 of the
              Predecessor Corporation's Registration Statement on Form S-1 dated
              September 21, 1995.

10.17         Securities Purchase Agreement dated as of August 2, 1995, as amended, by and among GAC Acquisition Predecessor Corporation, Inc., GAC and the
              securityholders of GAC and McCown De Leeuw & Co., as Agents -
              incorporated by reference from Exhibit 10.28 of the Predecessor
              Corporation's Registration Statement on Form S-1 dated September 21,
              1995.

10.18         Escrow Agreement dated as of August 2, 1995, by and among GAC Acquisition
              Predecessor Corporation, Inc., GAC and securityholders of GAC and
              McCown De Leeuw & Co., as Agents - incorporated by reference from
              Exhibit 10.29 of the Predecessor Corporation's Registration Statement
              on Form S-1 dated September 21, 1995.

10.19         Guaranty dated as of August 2, 1995, by M-W Corp. in favor of McCown De
              Leeuw & Co., as Agents - incorporated by reference from Exhibit 10.30 of the Predecessor Corporation's Registration Statement on Form S-1
              dated September 21, 1995.

10.20 Second Amendment to Second Amended and Restated Credit Agreement - incorporated by reference from Exhibit 10.31 of the Predecessor
              Corporation's Form 10-Q dated March 31, 1996.

10.21         Asset Purchase Agreement dated April 26, 1996 by and between Quality Park
              Products, Inc. and Mail-Well I Corporation - incorporated by reference from Exhibit 1 of the Predecessor Corporation's Form 8-K dated May 2,
              1996.

10.22         Acquisition Agreement and Plan of Share Exchange by and among Graphic
              Arts Center, Inc. and Shepard Poorman Communications Corporation dated
              November 6, 1996 - incorporated by reference from exhibit 10.33 of the
              Predecessor Corporation's Form 10-K for the year ended December 31,
              1996.

10.23         Amendment No. 1 to Acquisition Agreement and Plan of Share Exchange by
              and among Graphic Arts Center, Inc. and Shepard Poorman Communications
              Corporation dated November 6, 1996- incorporated by reference from exhibit 10.34 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.
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10.24         Asset Purchase Agreement dated as of October 15, 1996 by and between
              Supremex, Inc. and PNG Products, Inc. Pac National Group and PNG
              Envelope Internationale, Inc- incorporated by reference from exhibit
              10.35 of the Predecessor Corporation's Form 10-K for the year ended
              December 31, 1996.

10.25         Master Lease Agreement dated as of August 1, 1996 between General
              Electric Capital Corporation and Mail-Well, Inc., Mail-Well I
              Corporation, Graphic Arts Center, Inc., Mail-Well West, Pavey Envelope
              and Tag Corp., Wisco II, L.L.C and Wisco Envelope Corp- incorporated by reference from exhibit 10.36 of the Predecessor Corporation's Form
              10-K for the year ended December 31, 1996.

10.26         Third Amended and Restated Credit Agreement dated as of November 15,
              1996, executed by Mail-Well I Corporation, as Borrower, and Wisco
              Envelope Corp., Pavey Envelope and Tag Corp., Mail-Well West, Inc.,
              Wisco II, L.L.C., Mail-Well Canada Holdings, Inc., Graphic Arts
              Center, Inc. and Wisco III, L.L.C., as Guarantors, in favor of Banque
              Paribas, as Agent, and the Lenders named herein - incorporated by reference from exhibit 10.37 of the Predecessor Corporation's Form 10-
              K for the year ended December 31, 1996.

10.27         Amended and Restated Credit Agreement dated as of November 15, 1996, executed by Supremex, Inc., as borrower, and Mail-Well I Corporation and Innova Envelope, Inc., as Guarantors, in favor of Banque Paribas, as Agent, and the Lenders named herein - incorporated by reference from exhibit 10.38 of the Predecessor Corporation's Form 10-K for the
              year ended December 31, 1996.

10.28         Purchase and Contribution Agreement dated as of November 15, 1996 between Mail-Well I Corporation, Wisco Envelope Corp., Pavey Envelope
              and Tag Corp., Mail-Well West, Inc., Graphic Arts Center, Inc.,  Wisco
              III, L.L.C., Supremex, Inc., Innova Envelope, Inc., as Sellers, and
              Mail-Well Trade Receivables Corp., as Purchaser - incorporated by reference from exhibit 10.39 of the Predecessor Corporation's Form 10-
              K for the year ended December 31, 1996.

10.29         Mail-Well Receivables Master Trust Pooling and Servicing Agreement dated as of November 15, 199 by and between Mail-Well Trade Receivables
              Corporation, Seller, Mail-Well I Corporation, Servicer, and Norwest
              Bank Colorado, National Association, Trustee - incorporated by reference from exhibit 10.40 of the Predecessor Corporation's Form 10-
              K for the year ended December 31, 1996.

10.30         Series 1996-1 Supplement dated as of November 15, 1996 to Pooling and
              Servicing Agreement, dated as of November 15, 1996, by and between
              Mail-Well Trade Receivables Corporation, Seller, Mail-Well I
              Corporation, Servicer, and Norwest Bank Colorado, National
              Association, as Trustee on behalf of the Series 1996-1
              Certificateholders - incorporated by reference from exhibit 10.41 of the Predecessor Corporation's Form 10-K for the year ended December
              31, 1996.
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
10.31         Series 1996-1 Certificate Purchase Agreement dated as of November 15,
              1996 among Mail-Well Trade Receivables Corporation, as Seller,
              Corporate Receivables Corporation, as Purchaser, Norwest Bank
              Colorado, National Association, as Trustee, and Mail-Well I
              Corporation, as Servicer- incorporated by reference from exhibit 10.42 of the Predecessor Corporation's Form 10-K for the year ended December
              31, 1996.

10.32         Intercreditor Agreement dated as of November 15, 1996 by and among
              Citicorp North America, Inc., as Securitization Predecessor
              Corporation Agent, Banque Paribas, New York Branch, as Liquidity
              Agent, Banque Paribas, as Credit Lenders' Agent, Norwest Bank
              Colorado, National Association, as Trustee, Mail-Well Trade
              Receivables Corporation, as Servicer, originator and Mail-Well Credit
              Borrower, Supremex, Inc., as the Supremex Credit Borrower and the
              other parties hereto - incorporated by reference from exhibit 10.43 of the Predecessor Corporation's Form 10-K for the year ended December
              31, 1996.

10.33         Series 1996-1 Asset Purchase Agreement among Corporate Receivables
              Corporation, the Liquidity Providers Parties hereto, Citicorp North
              America, Inc., as Securitization Predecessor Corporation Agent, Banque
              Paribas, New York Branch, as Liquidity Agent, and Norwest Bank
              Colorado, National Association, as trustee, dated as of November 15,
              1996 - incorporated by reference from exhibit 10.44 of the Predecessor
              Corporation's Form 10-K for the year ended December 31, 1996.

10.34         Participation Agreement dated as of November 15, 1996 among Mail-Well I
              Corporation, as Lessee and Guarantor, Certain Subsidiaries of Mail-
              Well I Corporation, as Subsidiary Guarantors, Paribas Properties,
              Inc., as Lessor, Various Financial Institutions Identified herein, as
              Equity Lenders, Various Financial Institutions Identified herein, as
              Financing Lenders and Banque Paribas, as Agent for the Financing
              Lenders and Equity Lenders - incorporated by reference from exhibit
              10.45 of the Predecessor Corporation's Form 10-K for the year ended
              December 31, 1996.

10.35         Loan Agreement dated as of November 15, 1996 among Paribas Properties,
              Inc., as Lessor, Various Financial Institutions Identified herein, as
              Financing Lenders, Various Financial Institutions Identified herein, as Equity Lenders, and Banque Paribas, as Agent for the Lenders -
              incorporated by reference from exhibit 10.46 of the Predecessor
              Corporation's Form 10-K for the year ended December 31, 1996.
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
10.36         Master Equipment Lease and Security Agreement dated November 15, 1996 between Mail-Well I Corporation, as the Lessee or Debtor and Paribas
              Properties, Inc., as the Lessor or Secured Party - incorporated by reference from exhibit 10.47 of the Predecessor Corporation's Form 10-
              K for the year ended December 31, 1996.

10.37         Security Agreement (Second and Subordinated Security Interest) made and entered into by Paribas Properties, Inc. and Mail-Well I Corporation,
              as Debtors, and Banque Paribas, as Agent for Secured Party date
              November 15, 1996 - incorporated by reference from exhibit 10.48 of the Predecessor Corporation's Form 10-K for the year ended December
              31, 1996.

10.38         Appendix A to Participation Agreement, Master Lease, and Loan Agreement
              - incorporated by reference from exhibit 10.49 of the Predecessor
              Corporation's Form 10-K for the year ended December 31, 1996.

10.39         Lease Facility Guaranty dated as of November 15, 1996 made by Mail-Well
              I Corporation, Mail-Well, Inc. and certain of their Subsidiaries, as
              Guarantors, in favor of Various Financial Institutions, as the
              Lenders, and Banque Paribas, as Agent for the Lenders - incorporated by reference from exhibit 10.50 of the Predecessor Corporation's Form
              10-K for the year ended December 31, 1996.

10.40         Assignment of Lease and rent dated as of November 15, 1996 from Paribas
              Properties, Inc., as Assignor to Banque Paribas, as Agent for the
              Lenders, as Assignee - incorporated by reference from exhibit 10.51 of the Predecessor Corporation's Form 10-K for the year ended December
              31, 1996.

10.41         Security Agreement (First and Prior Security Interest) made and entered into by Paribas Properties, Inc. and Mail-Well I Corporation, as
              Debtors, and Banque Paribas, as Agent for Secured Party dated November
              15, 1996 - incorporated by reference from exhibit 10.52 of the
              Predecessor Corporation's Form 10-K for the year ended December 31,
              1996.

10.42         Bill of Sale and Assignment of Equipment made and entered into on this
              15th day of November, 1996 by Mail-Well I Corporation to and for the
              benefit of Paribas Properties, Inc. - incorporated by reference from exhibit 10.53 of the Predecessor Corporation's Form 10-K for the year ended December 31, 1996.

10.43         The Predecessor Corporation's 1997 Non-Qualified Stock Option Plan,
              incorporated by reference from the Predecessor Corporation's Form 10-Q for the period ended March 31, 1997.

10.44         Form of the Predecessor Corporation's 1997 Non-Qualified Stock Option
              Agreement, incorporated by reference from the Predecessor
              Corporation's Form 10-Q for the period ended March 31, 1997.